FLEX - 2025 AGM Results Notification

FLEX LNG LTD. (the “Company”) advises that the 2025 Annual General Meeting of the Shareholders of the Company was held on 8 May 2025 at 14:00 hrs, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HMCX, Bermuda. The audited consolidated financial statements for the Company for the year ended 31 December 2024 were presented to the Meeting.

In addition, the following resolutions were passed:

1 To set the maximum number of Directors to be not more than eight.

2.       To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.

3.       To re-elect Ola Lorentzon as a Director of the Company.

4.       To re-elect Nikolai Grigoriev as a Director of the Company.

5.       To re-elect Steen Jakobsen as a Director of the Company.

6.       To re-elect Susan Sakmar as a Director of the Company.

7.       To elect Mikkel Storm Weum as a Director of the Company.

8.       To re-appoint Ernst & Young AS of Oslo, Norway, as auditor and to authorize the Directors to determine their remuneration.

9.       To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2025.

10.       Reduction of share premium account.

11.       To approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorize the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

8 May 2025

The Board of Directors
FLEX LNG LTD.
Hamilton, Bermuda